CONSULTING AGREEMENT

This Agreement is made on Oct 15, 2007 between Frontier Energy (the "Company") and Allison Nigro (the "Consultant") and is effective on Oct 15 2007. The Consultant has extensive experience regarding all financial matters, and the Company seeks to benefit from the Consultant's expertise by retaining the Consultant as a Financial Consultant. The Consultant wishes to perform consulting services for the Company. Accordingly, the Company and the Consultant agree as follows:

1. **Services**

   a. The consultant shall provide advice and consulting services to the Company with respect to matters related to the development of the company's business plan. The Consultant shall be engaged by the Company as a consultant for the exchange of ideas only and under the terms of this Agreement, shall not direct or conduct research for or on behalf of the Company.

   b. Services are as follows: Allison Nigro is hereby engaged by the above stated company to aid in development of FRGY business Plan as set forth above. As well the consultant will also provide the following:

   - Portfolio Review
   - Comprehensive Business Planning
   - Business Valuation
   - Aid in organizational Strategies
   - Management Consulting, and
   - An individualized financial performance optimization

   c. Upon request by the Company and in return for compensation detailed in Article 2, the Consultant shall keep the Company informed about applications, features, and specifications in the area of their finances, as they may broaden or change from time to time as well as be available for assisting in quality control issues.

2. **Compensation**

   As full consideration for the consulting services provided by the Consultant, the Company will issue the Consultant a 1,000,000 share option of Registered S-8 stock at $0.001.

3. **Confidentiality**

   a. Either party may disclose to the other party any information that the disclosing party would normally freely disclose to the other members of the financial community at large, whether by publication, by presentation at seminars, or in informal scientific discussions.

   b. The parties may wish, from time to time, in connection with work contemplated under this Agreement, to disclose confidential information to each other ("Confidential Information"). Each party will use reasonable efforts to prevent the disclosure of any of the other party's Confidential Information to third parties for a period of One (1) year from receipt thereof. The recipient may acquire information that pertains to the discloser's processes, equipment, programs, developments, or plans that is both (i) disclosed or made known by the disclosure to the recipient and (ii) identified in writing as "proprietary" by the disclosure. The recipient agrees not to disclose any Confidential Information to third parties or to use any Confidential Information for any purpose other than performance of the services contemplated by this Agreement, without prior written consent of the Company.

   c. Confidential Information subject to paragraph 3(b) does not include information that (I) is or later becomes available to the public through no breach of this Agreement by the recipient; (ii) is obtained by the recipient from a third party who had the legal right to disclose the information to the recipient; (iii) is already in the possession of the recipient on the date this Agreement becomes effective; (iv) is independently developed by recipient; or (v) is required to be disclosed by law, government regulation, or court order.

4. **Intellectual Property**

   a. Title to all inventions and discoveries made by Consultant resulting from the work performed hereunder shall reside with Phillip Russell; title to all inventions and discoveries made by Company resulting from the research performed hereunder shall reside in Company; title to all inventions and discoveries made jointly by Consultant and

Company resulting from the research performed hereunder shall reside with Company. Inventorship shall be determined in accordance with U.S. Patent law.

5. Defense and Indemnification

The Company and Consultant agree to indemnify and hold either party harmless from, any claims or suits by a third party against either party or any liabilities or judgements based thereon, either arising form either parties performance of services for the Company under this Agreement or arising from any Company products which result from the Consultant's performance of services under this Agreement.

6. Miscellaneous

a. This Agreement shall inure to the benefit of and be binding upon the respective heirs, executors, successors, representatives, and assigns of the parties, as the case may be.

b. The relationship created by this Agreement shall be that of independent contractor, and the Consultant shall have no authority to bind or act as agent for the Company or its employees for any purpose.

c. The Company will not use the Consultant's name in any commercial advertisement or similar material used to promote or sell products, unless the Company obtains in advance the written consent of the Consultant.

d. Notice given by one party to the other hereunder shall be in writing and deemed to have been properly given or paid if deposited with the United States Postal Service, registered or certified mail, addressed as follows:

Company Address:

Frontier Energy Corp..

2413 Morocco Ave.

North Las Vegas, NV

89031

Consultant Address:

Allison Nigro

2163 Gulf Dr

Mt..Pleasant 29466

T3G 3L1 Canada

e. This Agreement replaces all previous agreements and the discussions relating to the subject matters hereof and constitutes the entire agreement between the Company and the Consultant with respect to the subject matters of this Agreement. This Agreement may not be modified in any respect by any verbal statement, representation, or agreement made by any employee, officer, or representative of the Company, or by any written documents unless it is signed by an officer of the Company and by the Consultant.

f. If any term or provision of this Agreement is deemed invalid, contrary to, or prohibited under applicable laws or regulation of any jurisdiction, this Agreement (save only this sentence) shall be invalid.

IN WITNESS WHEREOF, the parties have executed this Agreement effective the date first stated above.

By:_____

By:_____
Consultant-Allison Nigro